                                                        Exhibit 8


                            [LETTERHEAD-ENDOGEN]




September 30, 1998

Dennis Walczewski
c/o Endogen, Inc.
30 Commerce Way
Woburn, MA 01801

Subject:  Compensation and Incentive

Dear Dennis:

On September 23-24th, I reviewed your compensation with the Compensation Committee of the Board of Directors. This letter outlines an increase retroactive to last year (12/01/97) and new compensation for the year ahead.

Effective December 1, 1997 your annual base salary has been increased 10% from $90,000 to $99,000 which is $3,807.69 bi-weekly. Your incentive component remains unchanged at $48,000, making up 33% of the total compensation. A copy of the payroll adjustment form is attached for your records.

I reviewed the Q1 incentive targets and progress against those. You have earned 100% against milestones. A copy of your report/commentary is attached as well as a copy of the incentive matrix worksheet for your records. Today's payroll includes three checks for you 1) bi-weekly payroll @ the new base rate, 2) adjustment for any back pay @ the new rate, and 3) incentive pay for Q1.

Regarding the year ahead, your annual base salary has been increased 7.1% from $99,000 to $106,000 which is $4,076.92 bi-weekly. The effective date of the change has been accelerated to October 1, 1998. Your incentive component will remain unchanged at $48,000, now making up 31% of total compensation in the year ahead. A copy of this payroll adjustment form is attached for your records as well.

In addition, if through no fault of your own, you are no longer employed by Endogen, then you will receive a severance package in the form of salary continuation for a period of six months from your last date of employ, at the rate of your then current base pay. Medical benefits will also be continued for up to six months unless you are employed elsewhere and similarly covered.

Sincerely,


/s/Owen A. Dempsey
------------------
Owen A. Dempsey
President and CEO

cc:     A. Catlin, C. Brenton